UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024.

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]   Form 40-F  [   ]

MATERIAL FACT

ENEL CHILE S.A.

Publicly Traded Corporation

Santiago, February 28, 2024

Gen. Mgmt. No.03/2024

Mrs.

Solange Bernstein Jáuregui

Chair

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:       Communicates Material Fact

Dear Madam:

In compliance with the provisions of Articles 9 and 10 of Law No. 18,045 of the Securities Market Law and the provisions of General Rule No. 30 of the Financial Market Commission, duly empowered and on behalf of Enel Chile S.A. (“Enel Chile”) and in connection to the material fact issued on January 25, 2024, I hereby inform you of the following:

Today, in a regular meeting of the Board of Directors, Mr. Giuseppe Turchiarelli was appointed as the new Chief Executive Officer of Enel Chile, who will assume his duties on an interim basis as of March 1, 2024. The Board of Directors has already considered the name of the definitive Chief Executive Officer, but procedural steps are still underway to enable his appointment.

Finally, I would like to inform that Mr. Giuseppe Turchiarelli continues in the position of Chief Financial Officer of Enel Chile.

Sincerely yours,

Domingo Valdés Prieto

General Counsel and Secretary of the Board of Directors

Enel Chile S.A.

c.c.:	Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgos (Risk Rating Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Giuseppe Turchiarelli
--------------------------------------------------

Title: Chief Financial Officer

Date: February 28, 2024